Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-133241

August 30, 2007

REALTY INCOME CORPORATION

PRICING TERM SHEET

6.750% Notes due 2019

Issuer:	Realty Income Corporation

Security:	6.750% Notes due 2019

Size:	$550,000,000

Maturity Date:	August 15, 2019

Coupon:	6.750%, accruing from September 5, 2007

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2008

Price to Public:	99.827%

Underwriting Discount:	0.675%

Net Proceeds, Before Expenses, to Realty Income Corporation:	$545,336,000

Spread to Benchmark Treasury:	+225 bp

Benchmark Treasury:	4.750% due 8/17

Benchmark Treasury Yield:	4.522%

Reoffer Yield:	6.772%

Make-Whole Call:	Treasury Rate +35 basis points

Expected Settlement Date:	September 5, 2007

CUSIP/ISIN:	756109AK0/US756109AK03

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. (stable outlook) BBB by Standard & Poor’s Ratings Services (positive outlook) BBB+ by Fitch Ratings (stable outlook)

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc.

Co-Managers:	BMO Capital Markets Corp. BNY Capital Markets, Inc. Morgan Keegan & Company, Inc. Piper Jaffray & Co. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com or by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407.

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